UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982105

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 111,040,349
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 111,040,349
(11)	Aggregate amount beneficially owned by each reporting person 111,040,349
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 30.4%
(14)	Type of reporting person PN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 111,040,349
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 111,040,349
(11)	Aggregate amount beneficially owned by each reporting person 111,040,349
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 30.4%
(14)	Type of reporting person CO

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riata TransAtlantic LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Oklahoma
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person CO

*See Item 2.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person PN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person CO

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE Holdings, LP
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person PN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ANBE LLC
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person CO

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 86,220
	(8)	Shared voting power 152,486,191
	(9)	Sole dispositive power 86,220
	(10)	Shared dispositive power 152,486,191
(11)	Aggregate amount beneficially owned by each reporting person 152,572,411
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.7%
(14)	Type of reporting person IN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 152,486,191
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 152,486,191
(11)	Aggregate amount beneficially owned by each reporting person 152,486,191
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 41.7%
(14)	Type of reporting person IN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandria Nicole Mitchell Jacobs
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person IN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Noah Malone Mitchell, 4th
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person IN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stevenson Briggs Mitchell
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person IN

*See Item 3.

SCHEDULE 13D/A

CUSIP No. 893522 20 1

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Elizabeth Lee Mitchell
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 39,583,333
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 39,583,333
(11)	Aggregate amount beneficially owned by each reporting person 39,583,333
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.8%
(14)	Type of reporting person IN

*See Item 3.

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008 (the “Original Statement”), as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009 and Amendment No. 7 on September 13, 2010, and as amended and restated by Amendment No. 8 on May 17, 2011 (collectively, the “Schedule 13D”).

Item 1. Security and Issuer

Item 1 is hereby amended and restated to read in its entirety as follows:

This Ninth Amendment relates to the common shares, par value US$0.01 per share, of TransAtlantic Petroleum Ltd., a body corporate incorporated under the laws of Bermuda (the “Issuer”). The address of the principal executive office of the Issuer in Bermuda is Canon’s Court, 22 Victoria Street, Hamilton, HM EX, Bermuda. The address of the principal executive office of the Issuer in the United States is 16803 Dallas Parkway, Suite 200, Addison, Texas 75001.

Item 2. Identity and Background

The fifteenth and sixteenth paragraphs of Item 2 are hereby deleted and replaced with the following:

The address of the principal office of the Reporting Persons is 16803 Dallas Parkway, Suite 300, Addison, Texas 75001.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs:

On August 11, 2011, Mitchell acquired 1,100 common shares of the Issuer at a price of US$0.98 per share, 10,300 common shares at US$0.99 per share, 21,500 common shares at US$1.00 per share, and 15,500 common shares at US$1.01 per share. On August 12, 2011, Mitchell acquired 3,400 common shares at US$1.02 per share, 39,800 common shares at US$1.03 per share, and 480,000 common shares at US$1.05 per share. On August 15, 2011, Mitchell acquired 1,800 common shares at US$1.03 per share, 900 common shares at US$1.04 per share, 49,375 common shares at US$1.05 per share, and 46,184 common shares at US$1.13 per share. On August 16, 2011, Mitchell acquired 67,228 common shares at US$1.09 per share, 4,600 common shares at US$1.10 per share, 150,000 common shares at US$1.12 per share, and 128,172 common shares at US$1.13 per share. On August 18, 2011, Mitchell acquired 24,300 common shares at US$1.06 per share and 150,000 common shares at US$1.08 per share. On August 19, 2011, Mitchell acquired 2,000 common shares at US$1.04 per share, 30,000 common shares at US$1.06 per share, and 9,591 common shares at US$1.07 per share. On November 16, 2011, Mitchell acquired 4,600 common shares at US$1.40 per share, 52,632 common shares at US$1.41 per share, 42,414 common shares at US$1.42 per share, 68,900 common shares at US$1.43 per share, and 31,454 common shares at US$1.44 per share. On November 17, 2011, Mitchell acquired 130,900 common shares at US$1.30 per share, 1,338 common shares at US$1.27 per share, 31,200 common shares at US$1.28 per share, and 4,900 common shares at US$1.29 per share. On November 18, 2011, Mitchell acquired 7,700 common shares at US$1.30 per share. On November 21, 2011, Mitchell acquired 7,895 common shares at US$1.24 per share, and 16,160 common shares at US$1.25 per share. On November 22, 2011, Mitchell acquired 44,306 common shares at US$1.26 per share and 55,694 common shares at US$1.27 per share. All of the shares were acquired in open market transactions with cash on hand.

On December 31, 2011 the Longfellow Warrants expired unexercised.

On January 15, 2012, the Third Restricted Stock Units vested in full and Mitchell acquired 7,463 common shares of the Issuer (the “Third Restricted Stock Unit Shares”).

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraphs:

On May 18, 2011, the Issuer and Dalea Partners entered into a First Amendment to the 2010 Dalea Credit Agreement to extend the maturity date of the 2010 Dalea Credit Agreement from June 28, 2011 to December 31, 2011 and to increase the interest rate from three-month LIBOR plus 2.50% per annum to three-month LIBOR plus 5.50% per annum.

On November 7, 2011, the Issuer and Dalea Partners entered into a Second Amendment to the 2010 Dalea Credit Agreement to extend the maturity date of the 2010 Dalea Credit Agreement date from December 31, 2011 to the earlier of (i) March 31, 2012 and (ii) two business days following the close of the sale of the Company’s wholly owned subsidiaries, Viking Geophysical Services, Ltd. and Viking International, in whole or in part.

On February 25, 2012 the Issuer entered into a non-binding letter of intent (the “Viking Letter of Intent”) to sell Viking International and Viking Geophysical Services, Ltd. (collectively with Viking International, “Viking”) to a consortium including Dalea Partners (or its affiliates) and funds advised by Abraaj Investment Management, Ltd. (“Abraaj”). It is anticipated that Mitchell, directly or indirectly, will own or control approximately 45% of the acquired entities.

On March 15, 2012, Issuer signed a stock purchase agreement (the “Stock Purchase Agreement”) to sell Viking to Dalea Partners for an aggregate purchase price of $164.0 million, consisting of $152.5 million in cash, subject to a net working capital adjustment, and a $11.5 million promissory note from Dalea Partners. The promissory note will be payable five years from the date of issuance or earlier upon the occurrence of certain specified events. Prior to closing, Dalea Partners expects to assign the Stock Purchase Agreement to a joint venture owned by Dalea Partners and funds advised by Abraaj. The sale of Viking is subject to the approval of regulatory authorities, the receipt of equity financing by the buyer and other customary closing conditions.

Contractually, the effective date of the sale of Viking will be April 1, 2012, regardless of when the actual closing occurs. The closing is anticipated to occur during the second quarter of 2012. The purchase price for Viking will be increased by the amount (if any) that the net working capital of Viking is greater than zero and will be decreased by the amount (if any) that the net working capital of Viking is less than zero.

In conjunction with the Stock Purchase Agreement, Dalea Partners agreed to extend the maturity of the 2010 Dalea Credit Agreement until the earlier of (i) June 30, 2012 or (ii) the later of (x) the closing of the sale of Viking or (y) two days after demand by Dalea Partners. Interest on the 2010 Dalea Credit Agreement will cease to accrue from April 1, 2012 until the closing date. If the closing does not occur, the abated interest will be reinstated. In connection with the Stock Purchase Agreement, Issuer, Viking International and Viking Geophysical will enter into a five-year master services agreement that will ensure that Issuer has continued access to Viking’s equipment and services at market prices.

On March 15, 2012, Issuer and its wholly owned subsidiaries, TAW and Thrace Basin Natural Gas (Turkiye) Corporation, (collectively, the “Borrowers”) entered into a $15.0 million credit facility (the “Credit Facility”) with Dalea Partners to provide Issuer with additional liquidity for general corporate purposes until it completes the sale of Viking. If drawn, loans under the Credit Facility will accrue interest at a rate of three month LIBOR plus 5.5% per annum, to be adjusted monthly on the first day of each month. Borrowers will be required to pay all accrued interest in arrears on the last day of each month, and may prepay outstanding amounts at any time before maturity without penalty. If drawn, any outstanding borrowings must be repaid upon the earlier of (i) July 1, 2012 or (ii) the sale of Viking.

Item 5.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Ninth Amendment. Of the amount beneficially owned by Dalea Partners, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Ninth Amendment. Of the amount beneficially owned by Dalea Management, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Ninth Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Ninth Amendment.

(v)	ANBE Holdings beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings cover page of this Ninth Amendment.

(vi)	ANBE Holdings GP beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the ANBE Holdings GP cover page of this Ninth Amendment.

(vii)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Ninth Amendment. Of the amount beneficially owned by Mitchell, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(viii)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Ninth Amendment. Of the amount beneficially owned by Dalea Management, 7,300,000 common shares represent the shares underlying the Dalea Warrants which are exercisable for three years and, upon exercise, will entitle the holder to purchase one common share of the Issuer for each warrant at an exercise price of US$6.00 per share.

(ix)	Alexandria Nicole Mitchell Jacobs beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Alexandria Nicole Mitchell Jacobs cover page of this Ninth Amendment.

(x)

Noah Malone Mitchell, 4th beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Noah Malone Mitchell, 4th cover page of this Ninth Amendment.

(xi)	Stevenson Briggs Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Stevenson Briggs Mitchell cover page of this Ninth Amendment.

(xii)	Elizabeth Lee Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Elizabeth Lee Mitchell cover page of this Ninth Amendment.

(b)	Power to Vote/ Power to Dispose:

(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Ninth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Ninth Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Ninth Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Ninth Amendment.

(v)	ANBE Holdings shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE Holdings cover page of this Ninth Amendment.

(vi)	ANBE Holdings GP shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the ANBE Holdings GP cover page of this Ninth Amendment.

(vii)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Ninth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Ninth Amendment.

(viii)	Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Ninth Amendment.

(ix)	Alexandria Nicole Mitchell Jacobs shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Alexandria Nicole Mitchell Jacobs cover page of this Ninth Amendment.

(x)

Noah Malone Mitchell, 4th shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Noah Malone Mitchell, 4th cover page of this Ninth Amendment.

(xi)	Stevenson Briggs Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Stevenson Briggs Mitchell cover page of this Ninth Amendment.

(xii)	Elizabeth Lee Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Elizabeth Lee Mitchell cover page of this Ninth Amendment.

(c)	See Item 3.

(d)	Not applicable.

(e) Riata TransAtlantic LLC ceased being a beneficial owner of more than five percent of the common shares of the Issuer on October 1, 2010 upon the Member Distribution.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following sentence:

See Item 4.

Item 7. Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Eighth Amendment
2	First Amendment to 2010 Dalea Credit Agreement	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 19, 2011
3	Second Amendment to 2010 Dalea Credit Agreement	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 14, 2011
4	Third Amendment to 2010 Dalea Credit Agreement	Filed herewith
5	Stock Purchase Agreement	Filed herewith
6	Credit Facility	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2012	DALEA PARTNERS, LP

	By:	Dalea Management, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

RIATA TRANSATLANTIC LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE HOLDINGS, LP

	By:	ANBE LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

ANBE LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL

/s/ Alexandria Nicole Mitchell Jacobs
ALEXANDRIA NICOLE MITCHELL JACOBS

/s/ Noah Malone Mitchell, 4th
NOAH MALONE MITCHELL, 4th

/s/ Stevenson Briggs Mitchell
STEVENSON BRIGGS MITCHELL

/s/ Elizabeth Lee Mitchell
ELIZABETH LEE MITCHELL